                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person


   STOCKMAN DAVID       A.
   (Last)   (First)  (Middle)


   c/o The Blackstone Group
   345 Park Avenue
   (Street)

   New York,   New York     10154
   (City)      (State)      (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   9/8/98


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

   REPUBLIC ENGINEERED STEELS, INC. -- REPS


5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)


6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)
   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------

Common Stock, par value $.01         19,706,578         I          See below***


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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
         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------



                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------




Explanation of Responses:


   ** Intentional misstatements or omissions of facts constitute Federal
      Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  *** The reported securities are directly held by RES Holding Corporation, an entity which was formed by its stockholders, which include among others, Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. (collectively, the "Partnerships"), to acquire such securities. As a result, the Partnerships and Blackstone Management Associates II L.L.C. ("BMA II"), which is the sole general partner or sole investment general partner of each of the Partnerships, may be deemed, for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended (the "Act"), each to be the beneficial owner of certain of the reported securities in which they have a direct or indirect pecuniary interest and therefore may be deemed to be a "ten percent beneficial owner" for purposes of Section 16 of the Act. As a member of BMA II, the Reporting Person may be deemed, for purposes of Section 16 of the Act, to be the beneficial owner of the shares of the Common Stock beneficially owned by BMA II by virtue of such status. The Reporting Person disclaims beneficial ownership of these securities, and this Form shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.



          /s/ David A. Stockman                September 23, 1998
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date